Exhibit 23.9

January 31, 2005

Wright Express Corporation

c/o Cendant Corporation

1 Campus Drive

Parsippany, NJ 07054

Attn: Rochelle Boas

Ladies and Gentlemen:

I hereby consent to my appointment to the Board of Wright Express LLC, to be renamed Wright Express Corporation, and as a member of the Audit Committee and Corporate Governance Committee thereof.

Sincerely,

/s/ JACK A. VANWOERKOM
Jack A. VanWoerkom